FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Lynch James F.	2. Issuer Name and Ticker or Trading Symbol SITEL Corporation SWW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, CEO and President
(Last) (First) (Middle) 111 South Calvert Street, Suite 1900	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 27, 2002
(Street) Baltimore, MD 21202		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/27/02		S		15,400	D	$1.75	5,218,605	D
Common Stock								97,000	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Buy								(2)	(2)	Common Stock	100,000	$2.51	100,000	D
Options to Buy								(3)	(3)	Common Stock	400,000	$2.765	400,000	D

Explanation of Responses:

(1) These shares are held by T & L Properties L.L.C. of which the reporting person is the sole manager with voting and investment control.
(2) These options are exercisable as to 20,000 shares on each of April 3, 2002, 2003, 2004, 2005, and 2006 and expire on April 3, 2011. The options are subject to earlier exercise or earlier termination and the other terms and provisions in the option agreement and the SITEL Corporation 1999 Stock Incentive Plan ("1999 Plan").
(3) The options are exercisable as to 120,000 shares in installments of 24,000 shares on each of March 14, 2003, 2004, 2005, 2006 and 2007. The options are exercisable as to 280,000 shares on March 14, 2009; however such options are subject to earlier exercise in full if certain performance goals are met prior to that date. The options expire on March 14, 2012. The options are subject to earlier exercise or earlier termination and the other terms and provisions of the option agreement and the 1999 Plan.

By: /s/ by Teresa A. Beaufait, Attorney-in-Fact on behalf of James F. Lynch Teresa A. Beaufait, Attorney-In-Fact for James F. Lynch **Signature of Reporting Person	November 27, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

for Forms ID, 3, 4 and 5

pursuant to Section 16 of the Securities and Exchange Act of 1934

 KNOW ALL MEN BY THESE PRESENTS, that I hereby constitute and appoint Teresa A. Beaufait, as my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place, and stead as a director, officer or beneficial owner of more than 10% of the common stock of SITEL Corporation, to sign and file (whether electronically or in paper copy) on my behalf, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, any and all Forms ID, 3, 4 and 5, and any amendment thereto, with the United States Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary with respect to such Forms ID, 3, 4 and 5 as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that any such attorney-in-fact and agent, or her substitute or substitutes, lawfully may do or cause to be done by virtue of this power of attorney.  This power of attorney shall remain in effect through December 31, 2003, unless earlier revoked in writing by the undersigned in which case such revocation shall be effective upon receipt by the undersigned.

 Dated:  September 1, 2002.

     /s/

James F. Lynch